SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated 5 September 2008

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X|	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No |X|

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 03-321868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Standard & Poor’s Press Release

 On 1 September 2008, Standard & Poor’s issued a press release stating that it had lowered its corporate credit ratings on BP p.l.c. and its US and UK affiliates to ‘AA’ from ‘AA+’ and that it had lowered the long-term corporate credit rating on BP Finance p.l.c. to ‘AA-’ from ‘AA’.  The outlook was stated to be stable. At the same time Standard & Poor’s affirmed its ‘A-1+’ short-term ratings.

 The rating agency stated that its downgrade followed its review of BP’s business and financial performance and comparison with those of other major integrated oil companies. It added that the new rating reflected negatives, analysed in the context of benchmarking with other major integrated oil and gas companies, relating to reassessment of BP’s US downstream weaknesses relative to its peers, financial policies less conservative than those of its peers and turbulences around 50%-owned, equity-consolidated TNK-BP.

Further information is set out in the full text of the Standard & Poor’s press release.

TNK-BP Press Release

     On 4 September 2008, BP p.l.c. issued a press release relating to TNK-BP and the text is set out below.

“BP and AAR Move to Resolve Joint-Venture Dispute

     An overhaul of the governance structure of Russia’s third largest oil company, TNK-BP, has been agreed in principle by the two main owners, BP and Alfa Access-Renova (AAR). The aim is to better align their respective interests and improve the transparency of TNK-BP’s equity.

     A memorandum of understanding (MOU) signed today and due to be finalised in detail over the coming months, envisages the re-structuring of the TNK-BP board through the appointment of three new directors independent of either side.

     The MOU also includes an option to sell up to 20 per cent of a subsidiary of TNK-BP through an initial public offering (IPO) on the international financial markets at an appropriate future point, subject to the consent of the Russian authorities.

     BP chairman Peter Sutherland said that an agreement would align the two sides around a shared agenda for value growth and allow BP and AAR to move forward, relieving recent tensions.

     ‘It will create a stable base from which to grow the joint venture to the benefit of everyone involved, including the Russian state for which strong capital investment and continued technical innovation to boost declining oil output are so important,’ Sutherland said.

     BP chief executive Tony Hayward described the agreement as ‘a sensible means of resolving a situation that could not continue without causing serious damage to what has been an immensely successful joint venture for all concerned.

     ‘I now look forward to a fruitful conclusion of negotiations so that we can rebuild trust with AAR and resume our record of success for the benefit of all parties,’ he said. ‘A transparent, responsible approach to governance will be a critical factor in the appeal of TNK-BP to potential future investors, if the company is to be fully valued on the financial markets.’

     The MOU envisages the appointment of a new independent chief executive nominated by BP and approved by the TNK-BP board. The management committee, responsible for running operations, will be reduced significantly from the current 14 members and will include the chief executive, the chief operating officer, the chief financial officer and an executive director.

     The main board of TNK-BP will be adjusted in size to four representatives each from BP and AAR, together with the three new independent directors not affiliated to either side. The company will continue to operate under English law.

     Current chief executive Bob Dudley will step down before the end of the year. In nominating his replacement, BP will offer a Russian-speaking candidate with extensive Russian business experience. The new CEO will be explicitly incentivised to focus on further improving transparency, financial returns and the market value of the company’s shares.

     Describing Dudley as ‘an absolutely outstanding CEO of great courage and strength of character’, Hayward said: ‘Bob originally intended to step down at the beginning of the year but volunteered to stay in place to guide the joint venture through what he realised would be a difficult transitional phase. He will be very hard to replace.

     ‘During the last five years his leadership has been crucial in building what is arguably the most successful oil business in Russia, with the best record of production growth, reserves replacement and total shareholder return. He has overseen extraordinary performance, financial and technical, delivering dividends of more than $20 billion during that period and paying taxes and duties to the Russian Federation of over $80 billion, a record that is surely unrivalled,’ Hayward said.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)
Dated: 5 September 2008	/s/ D.J. PEARL D.J. Pearl Deputy Company Secretary